Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

April 18, 2019

VIA EDGAR

Kevin Dougherty
Office of Natural Resources
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Landcadia Holdings II, Inc.

Draft Registration Statement on Form S-1
Submitted March 18, 2019
File No. 377-02548

Dear Mr. Dougherty:

On behalf of our client, Landcadia Holdings II, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 12, 2019, relating to the Company’s Draft Registration Statement on Form S-1, submitted to the Commission on March 18, 2019 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”) which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via messenger a copy of this letter together with a courtesy copy of the Registration Statement marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments in the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Registration Statement.

April 18, 2019 Page 2

Draft Registration Statement on Form S-1 submitted March 18, 2019

Summary

Initial Business Combination, page 5

1.	You disclose in a risk factor at page 48 and under “Liquidity” at page 64 that although you have not selected any specific target, you intend to target a business larger than you could acquire with the net proceeds of this offering and related private placement warrants. You indicate that you may be required to seek additional financing. Please disclose this in your summary and address any additional financing you contemplate. In that regard, we note your references at pages 56 and 62 to a contingent forward purchase agreement or backstop agreement you may enter into following consummation of this offering. Please also address how these various references to seeking additional financing to consummate any initial business combination fit within your disclosure of an “Affiliated Joint Acquisition.”

Response: The Company has added such disclosure to the summary of the Registration Statement on pages 5 and 6, and has revised the disclosure throughout the Registration Statement to make consistent the references to such potential additional financing. The Company advises the Staff that is has removed all disclosure relating to an “Affiliated Joint Acquisition” from the Registration Statement.

Risk Factors

We may engage in an initial business combination with one or more target business that have relationships..., page 44

2.	Please elaborate on your disclosure that due to regulatory or legal requirements applicable to an “Affiliated Joint Acquisition,” your initial business combination may be effected on less favorable terms than otherwise would apply if the initial business combination were not an “Affiliated Joint Acquisition.”

Response: As noted above in the response to Comment 1, the Company has removed all disclosure relating to an “Affiliated Joint Acquisition” from the Registration Statement.

Certain Anti-Takeover Provisions of Delaware Law and our Third Amended and Restated Certificate of Incorporation and Bylaws, page 115

3.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company has revised the disclosure on page 114 of the Registration Statement and Article XII of the Company’s form of third amended and restated certificate of incorporation, filed as Exhibit 3.2 to the Registration Statement, to address the Staff’s comment.

April 18, 2019 Page 3

General

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely, /s/ Joel L. Rubinstein Joel L. Rubinstein